

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2022

Daniel Bass
Chief Financial Officer
Fortress Value Acquisition Corp. III
1345 Avenue of the Americas
New York, NY 10105

> **Re: Fortress Value Acquisition Corp. III**
> **Form 10-K for the year ended December 31, 2021**
> **Filed March 30, 2022**
> **File No. 001-39839**

Dear Daniel Bass:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Alex Gillette